

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Richard Rychlik
VP, Corporate Controller
Armata Pharmaceuticals, Inc.
5005 McConnell Avenue
Los Angeles, CA 90066

   Re: Armata Pharmaceuticals, Inc.
     Form 10-K for the fiscal year ended December 31, 2022
     Form 10-Q for the quarterly period ended June 30, 2023
     File No. 001-37544

Dear Richard Rychlik:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences